EIGER SUBSIDIARY LAUNCHES VOIP SERVICES IN QUEBEC

Toronto, December 3, 2003/ - Eiger Technology, Inc. (TSX: AXA; OTCBB: ETIFF) announces that its wholly-owned VoIP (Voice over Internet Protocol) subsidiary, Onlinetel, has launched 10-10-580 and Call Zone services in the province of Quebec. Initially commencing in Montreal and Quebec City, a roll out to three additional major cities is scheduled for early 2004. The expanded calling territory will come at no additional cost to registered Call Zone users. An advertising campaign is scheduled to begin soon for both services.

Onlinetel continues to enjoy success in Ontario since the November 1st launch of its 10-10-580 (domestic and international calling) and Call Zone services, with registrations in the tens of thousands and growing. The Call Zone service permits users 200 calls per month within a regional zone for no charge after an annual administration fee of only $20.00 per year. A brief message is heard before each call. The service is available 24 hours per day, 7 days per week, with no hidden fees or per minute charges. Registrations for Call Zone may be made by visiting www.onlinetel.com/newoffer.

Onlinetel moves toward its roll out of both 10-10-580 and Call Zone services in British Columbia by February 2004 and in Alberta by March 2004. Concurrently, the expansion of the Ontario Call Zone territory remains on track with plans to add seven major cities by March 2004. The expanded calling territory will come at no additional cost to registered Call Zone users. Subsequent expansion into the U.S. market is anticipated to follow.

By exploiting its proprietary, national VoIP platform, Onlinetel strives to provide customers with the lowest rates in Canada. By combining Onlinetel’s 10-10-580 and Call Zone services, customers will enjoy the high-quality, lowest-cost long distance alternative to traditional competitors due to the inherent cost efficiencies of routing voice traffic over VoIP rather than over conventional analog circuit-switching networks. Visit www.onlinetel.com for its low rates.

About Onlinetel Corp.

Onlinetel Corp. is a next generation telecom software and services company, which harnesses the power of soft-switch technology to deliver state of the art VoIP communication services to residential and corporate customers. Utilizing soft-switch technology, Onlinetel converts analog voice conversations to digital I.P. packets and routes voice calls phone-to-phone using Internet Protocol, from any wireless or landline connection. The integration of voice and data networks eliminates the need for traditional telecom services and provides a substantial increase in communication cost efficiencies. For more information on Onlinetel and its services please visit www.onlinetel.com.

Eiger Technology, Inc., headquartered in Toronto, Ontario is a publicly traded company listed on the Toronto Stock Exchange. Visit Eiger Technology, Inc's. Website at www.eigertechnology.com. For more information please call (416) 216-8659 or refer to www.sedar.com.

The management of the company, who take full responsibility for its content, prepared this press release. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This press release contains forward looking statements relating to future events and results that are based on Eiger's current expectations. These statements involve risks and uncertainties including, without limitation, Eiger's ability to successfully develop and market its products, consumer acceptance of such products, competitive pressures relating to price reductions, new product introductions by third parties, technological innovations, and overall market conditions. Consequently, actual events and results in future periods may differ materially from those currently expected.